CANADIAN ZINC CORPORATION

June 16, 2009

British Columbia Securities Commission	Ontario Securities Commission
Toronto Stock Exchange

Report of Voting Results

Pursuant to section 11.3 of National Instrument 51-102, the following matters were put to vote at the annual general meeting Canadian Zinc Corporation (the "Issuer") held on June 16, 2009.  The report on the voting results are as follows:

1.           Number of Directors

By a vote of show of hands, the number of directors was determined at five.

2.           Election of Directors

By a vote of show of hands, the following persons were elected as directors of the Issuer until the next annual general meeting:

Brian Atkins	Dave Nickerson
John F. Kearney	Alan B. Taylor
John A. MacPherson

3.           Appointment of Auditors and Auditors' Remuneration

By a vote of show of hands, Ernst & Young LLP were appointed as auditors of the Issuer, for the ensuing year, and the directors were authorized to fix the auditors' remuneration.

Canadian Zinc Corporation

Per:         “John F. Kearney”
John F. Kearney
Chairman, President and Chief Executive Officer